UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Telecom Argentina S.A.

Item

1.	Press Release dated May 3, 2012 entitled “Telecom Argentina S.A. announces consolidated first quarter results for fiscal year 2012 (1Q12)”

FOR IMMEDIATE RELEASE
Market Cap P$ 14.9 billion
May 3th, 2012

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

Telecom Argentina S.A. announces

consolidated first quarter results for fiscal year 2012
(´1Q12´)*

•             Consolidated Revenues amounted to P$5,126 million (+24% vs. 1Q11); Internet +31% vs. 1Q11; Mobile business in Argentina +28% vs. 1Q11; and Data +21% vs. 1Q11.

•             Mobile subscribers in Argentina: 18.5 million; +1.7 million (+10% vs. 1Q11).

•             Mobile Value Added Services in Argentina (Internet and Data): +44% vs. 1Q11; 52% of Service Revenues.

•             Mobile ARPU reached P$55 per month in 1Q12 (+16% vs. 1Q11).

•             ADSL ARPU increased to P$96 per month in 1Q12 (+16% vs. 1Q11); monthly churn slightly increase to 1.3% in 1Q12.

•             Operating Profit Before Depreciation and Amortization (“OPBDA”) reached P$1,648 million (+15% vs. 1Q11), 32% of Net Revenues.

•             Operating Profit amounted to P$1,033 million (+8% vs. 1Q11).

•             Net Income amounted to P$708 million (+11% vs. 1Q11) due to an increase in OPBDA and positive financial results. Net Income attributable to Telecom Argentina amounted P$698 million (+10% vs. 1Q11).

•             Net Cash Position: P$2,982 million, an increase of P$1,270 million vs. 1Q11 due to the strong cash generation of the Group.

•             Capex reached P$690 million in 1Q12(49% vs. 1Q11), 13% of Consolidated Revenues.

•             As from Fiscal Year 2012 Financial Statements are prepared under IFRS.

	As of March, 31
(in million P$, except where noted)	2012	2011	Δ $	Δ %
Revenues	5,126	4,134	992	24%
Fixed Services	1,421	1,251	170	14%
Mobile Services	3,705	2,883	822	29%
Operating Profit before D&A	1,648	1,436	212	15%
Operating Profit	1,033	958	75	8%
Net Income attributable to Telecom Argentina	698	634	64	10%
Shareholders’ equity attributable to Telecom Argentina	8,736	7,070	1,666	24%
Net Financial Position - Cash	2,982	1,712	1,270	74%
CAPEX	690	462	228	49%
Fixed lines in service (in thousand lines)	4,138	4,110	28	1%
Mobile customers (in thousand)	20,750	18,783	1,967	10%
Personal (Argentina)	18,547	16,882	1,665	10%
Núcleo (Paraguay) -including Wimax customers-	2,203	1,901	302	16%
Broadband acceses (in thousand)	1,566	1,407	159	11%
Fixed line traffic (in MM minutes, Internet & Public Telephony not incl.)	3,411	3,509	(98)	-3%
Incoming / Outgoing mobile voice traffic in Arg.(in MM minutes)	5,118	4,792	326	7%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	46.9	43.7	3.2	7%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	54.9	47.4	7.5	16%
Average Revenue per user (ARPU) ADSL (in P$)	95.6	82.2	13.4	16%

*Unaudited non financial data

www.telecom.com.ar

Buenos Aires, May 3, 2012 - Telecom Argentina (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$708 million for the period ended March 31, 2012, or +11% when compared to the same period last year, due to a higher Operating Profit and positive financial results. Net income attributable to Telecom Argentina amounted to P$698 million (+10% vs. 1Q11).

	1Q12	1Q11	Δ $	Δ %
Consolidated Revenues (MMP$)	5,126	4,134	992	24%
Net Income (MMP$)	708	640	68	11%
Earnings per Share (P$)	0.72	0.65	0.07
Earnings per ADR (P$)	3.60	3.25	0.35
OPBDA *	32%	35%
Operating Profit *	20%	23%
Net Income*	14%	15%

*As a percentage of Consolidated Revenues

During 1Q12, Consolidated Revenues increased by 24% to P$5,126 million (+P$992 million vs. 1Q11), mainly fueled by the Mobile Services and Broadband businesses. Moreover, Operating Profit increased by 8% to P$1,033 million (+P$75 million vs. 1Q11).

Consolidated Operating Revenues

Mobile Services

Clients continued increasing in 1Q12, reaching 20.8 million as of the end of March 2012, representing an increase of 2.0 million (+10%) since March 31, 2011.

The actions developed to increase the usage of value added services (“VAS”), innovative offers to clients and equipments sales allowed Personal to increase consolidated revenues to third parties to P$3,705 million (+29% vs. 1Q11).

Telecom Personal in Argentina

As of March 31, 2012, Personal reached 18.5 million subscribers in Argentina (+10% or 1.7 million vs. 1Q11), thus improving its market position. It is worth noting that the overall subscriber base mix continued to improve with 32% in the postpaid modality (including “Cuentas claras” plans and 3G modems) and 68% in prepaid.

In 1Q12, Revenues to third parties reached P$3,506 million (+P$771 million or 28% vs. 1Q11) while Service Revenues (excluding equipments) amounted to P$3,101 million (+28% vs. 1Q11), with 52% corresponding to value-added services (‘VAS’) revenues (vs. 46% in 1Q11). VAS revenues strongly increased by 44% vs.1Q11.

During 1Q12, the overall voice traffic minutes increased by 7% vs. 1Q11. SMS traffic (incoming and outgoing charged messages) continued increasing, although at a slower pace of growth, due to other Internet alternatives provided by

Personal. The traffic climbed to a monthly average of 5,289 million in 1Q12 from 5,164 million messages in 1Q11 (+2% vs. 1Q11). Due to this increase in traffic and VAS usage, Average Monthly Revenue per User (“ARPU”) increased to P$55 during 1Q12 (+16% vs. 1Q11).

Initiatives

During the 1Q12, as a result of the launch of Mobile Number Portability (MNP), Personal presented an integrated offer maximizing benefits for clients through flexible commercial offerings. The launch of MNP was supported by Personal with a national communication campaign focused on providing information about this new modality.

Personal was the first Latam mobile operator to present freemium fames (a new value added service), that allows access to free high definition games, and offers a wide variety of paid options for enhancing the customer experience. In addition, Personal launched new messaging solutions such as ¨SMS por Cobrar¨ (the SMS is paid by the person who receives it), and ¨SMS respuesta paga¨ (the message sent and the answer are paid by the sender). By these means Personal provides alternatives for those clients who have run out of credit.

Personal continued with its brand positioning associated to music by organizing several events and concerts that were strengthened with dedicated offers and customer retention actions.

Personal extended its convenience strategy of fostering benefits such as service packs that can be activated in any time, recharges —double and triple recharge- and special benefits for members of the fidelity program ¨Club Personal¨.

Telecom Personal in Paraguay (“Núcleo”)

Nucleo’s subscriber base reached 2.2 million clients (+16% vs. 1Q11), including Wimax clients. Prepaid and postpaid customers represented 83% and 17%, respectively.

Personal’s subsidiary in Paraguay generated revenues equivalent to P$199 million during 1Q12 (+34% vs. 1Q11) driven by a growing market where Nucleo developed innovative commercial offers and was leader in the mobile internet market. Moreover, the level of ARPU reached approximately Gs.27,000 in 1Q12, vs. Gs.25,000 one year ago.

Fixed Services (Voice, Data Transmission & Internet)

During 1Q12 revenues generated by fixed services amounted to P$1,421 million, +14% vs. 1Q11; with Internet (+31% vs. 1Q11) and Data revenues (+21% vs. 1Q11) growing in relative terms the most in this segment.

Voice

Total Revenues for this service reached P$782 million in 1Q12 (+6% vs. 1Q11). The results of this line of business continued to be affected by frozen tariffs of regulated services enforced by the Argentine Government in 2002.

Revenues generated by Measured Services totaled P$299 million, an increase of P$20 million or +7% vs. 1Q11. In relative terms, revenues from local calls increased the most, with 7% vs. 1Q11, mainly due to the incorporation of flat rate packs.  Moreover, domestic long distance traffic increased by 7% vs. 1Q11 and revenues from international services increased by 4% vs. 1Q11.

Monthly Charges and Supplementary Services reached P$269 million, an increase of P$24 or +10% vs. 1Q11, as a consequence of a higher number of lines in service (+1%), which surpassed 4.1 million, and to the increasing penetration of Value Added Services.

The average bill per user (ARBU) reached $47 in 1Q12 vs. $44 in 1Q11.

Interconnection revenues reached P$124 million (+2% vs. 1Q11). Meanwhile, other revenues totaled 90 million (-4% vs. 1Q11).

Data Transmission and Internet

Revenues related to Internet totaled P$458 million (+ P$109 million or +31% vs. 1Q11), mainly due to the continued expansion of broadband services.

Data transmission revenues amounted to P$163 million (+21% vs. 1Q11), where the focus was to strengthen Telecom’s position as an integrated ICT provider.

As of March 31, 2012, Telecom surpassed 1.5 million ADSL accesses (+11% vs. 1Q11). These connections represented 38% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached approximately P$96 in 1Q12, +16% when compared to 1Q11 and the churn rate slightly increased to 1.3% in 1Q12 (vs. 1.2% in 1Q11), although it remain at low levels.

During 1Q12, Telecom Argentina launched the campaign ¨Bares¨ offering Arnet Wi-Fi with Arnet Turbo 7Mb with residential access and six month of free Mobile Internet. In this way, a broad communication campaign was rolled out (including TV, graphic, radio, web).

In 1Q12 Telecom Argentina promoted a Web server product under “Try & Buy” offer based on a Hosting Virtual Platform service, where the aim of this promotion is to identify potential clients, providing them the services free of charge for a period of time to test the quality of the service.

Consolidated Operating Costs

The Cost of Services Provided, General & Administrative Expenses and Selling Expenses totaled P$4,098 million in 1Q12, an increase of P$907 million, or +28%, vs. 1Q11. The increase is a consequence of higher commercial costs due to a higher volume of revenues, inflationary effects in the general cost structure, and greater expenses related to intense competition in the industry.

The cost breakdown is as follows:

• Employee benefit expenses and severance payments totaled P$677 million (+29% vs. 1Q11), mainly affected by increases in salaries due to the labor agreement reached in July 2011 and the increase in the number of employees. Regarding personnel, 576 employees were incorporated in the mobile business and 288 employees in the fixed services vs. 1Q11 resulted in a total headcount at the end of the period of 16,587 employees.

• Taxes and fees with the regulatory authority reached P$462 million (+28% vs. 1Q11), impacted mainly by a higher volume of revenues, an increase in the average rates of turnover taxes, by higher bank debit and credit taxes, and by higher taxes from municipal jurisdictions.

• Interconnection costs and other telecommunication charges (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$408 million, +P$44 million vs. 1Q11. This small increase (+14% vs.1Q11) was achieved thanks to savings from stimulating on-net traffic among mobile clients and by renegotiating the lease of wireless backhaul equipment.

• Commissions (Commissions paid to Agents, prepaid card commissions and others) totaled P$449 million (+32% vs. 1Q11), net of capitalization of SAC of P$76 million and P$41 million for 1Q12 and 1Q11, respectively, mainly due to the increase in commissions paid to commercial agents associated with higher revenues from the sale of more sophisticated handsets, higher costs associated with a higher volume of acquisitions and retention of customers with the aim of gaining fidelity from clients, looking towards the number portability implementation, which started in late March.

• Advertising amounted to P$164 million (+27% vs. 1Q11), oriented towards supporting the commercial activity in mobile and Internet services and to strengthen the brands of the Telecom Group through the sponsorship of important artistic events and to continue the rebranding communication efforts of the Personal brand.

• Cost of handsets sold totaled P$437 million (+20% vs. 1Q11), net of capitalization of SAC of P$106 million and P$76 million for 1Q12 and 1Q11, respectively, due to an increase in high-end handsets sales and a higher number of handset upgrades, performed to stimulate VAS usage. These effects resulted in the increase of the average cost of handsets.

• Fees for services maintenance and materials amounted to $477 million (+32% vs. 1Q11), principally due to higher costs from the call centers, more services requirements, and to the renegotiation with suppliers of certain agreements  contemplating higher expenses in the cost structure of providers.

• Depreciations and Amortizations reached P$615 million (PP&E: P$426 million; SAC and services connection cost: P$183 million; other intangible assets: P$6 million), an increase of 29% vs. 1Q11. Fixed services totaled P$224 million (+14% vs. 1Q11) while mobile services reached P$391 million (+39% vs. 1Q11). This increase was due to higher transfers to fixed assets, mainly in network access, transmission equipment and switching equipment in both businesses.

• Others Costs totaled P$409 million (+53% vs. 1Q11). This increase was mainly due to general increases in public services such as electricity, water (106% vs. 1Q11), affected by the subsidies elimination. Moreover, these costs were affected by the increase from provisions and others.

Consolidated Financial Results

Financial Results resulted in a gain of P$61 million, an increase of P$42 million vs. 1Q11. This was mainly due to a gain in net financial interest of P$64 million in 1Q12 (+P$39 million vs. 1Q11) derived from a healthy financial position and to losses for FX results of P$6 million in 1Q12 (vs. losses of P$4 million in 1Q11) as a result of a lower exposure to foreign currency debts.

Financial Results (In million P$)

	1Q11	1Q12
Net Interests	$25	$64
FX results	$-4	$-6
Others	$-2	$3
Total	$19	$61

Consolidated Net Financial Position

As of March 31, 2011, Net Financial Position (Cash, Cash Equivalents and current Investments minus Loans) totaled P$2,982 million in cash, an improvement of P$1,270 million vs. Net Financial Position as of March 2011.

Capital Expenditures

During 1Q12, the Company invested P$690 million. This amount was allocated to Fixed Services (P$298 million) and Mobile services (P$392 million). In relative terms, capex reached 13% of consolidated revenues.

Main capex projects are aimed to improve the network capacity to offer top quality services, to sustain the growth of Mobile Internet, as well as to support ADSL services, enhancing customer’s speed. Moreover, projects were associated to transmission and transport networks expanding coverage and capacity, in order to face the growing demand coming from fixed and mobile customers.

Other Relevant Matters

The General Ordinary Shareholders’ Meeting of Telecom Argentina approved on April, 27th, 2012 a cash dividend payment of P$807 million. This payment will be made starting on May 10th, 2012. The amount to be distributed is equivalent to P$0.82 per share or P$4.10 per ADR, prior to deductions of the Personal Asset Tax obligations. Moreover, P$121 million where allocated to the Legal Reserve and P$ 2.553 million to Voluntary Reserves for Future Investments.

The General Ordinary Shareholders’ Meeting of Telecom Personal approved on April, 19th, 2012 a cash dividend payment of P$800 million payable in two installments: P$250 million in April 26th, 2012 and P$550 million in June 18th, 2012. Moreover, P$910 million where allocated to Reserves for future dividends, and P$1.237 million to a Voluntary Reserve to finance the working capital and Investments in the country.

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company whose common stock (approximately 74% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of March 31, 2012, Telecom continued to have 984,380,978 shares outstanding.

For more information, please contact the Investor Relations Department:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Ruth Fuhrmann (5411) 4968 4448	Nicolás del Campo (5411) 4968 6236	Gustavo Tewel (5411) 4968-3718

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies,  and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2012

(In millions of Argentine pesos)

1-    Consolidated Balance Sheet

	03/31/12	12/31/11	∆ $	∆ %
Cash and cash equivalents	3,122	2,818	304	11%
Trade receivables	1,779	1,790	-11	-1%
Other Receivables	925	842	83	10%
Total current assets	5,826	5,450	376	7%
Trade receivables	29	30	-1	-3%
Property, plant and equipment	8,352	8,247	105	1%
Intangible assets	1,496	1,488	8	1%
Other Receivables	112	104	8	8%
Total non-current assets	9,989	9,869	120	1%
Total Assets	15,815	15,319	496	3%
Trade payables	2,997	3,407	-410	-12%
Deferred revenues	324	292	32	11%
Financial debt	24	19	5	26%
Salaries and social security payables	593	536	57	11%
Income tax payables	755	605	150	25%
Other taxes payables	440	457	-17	-4%
Dividend Payable	23	—	—	—
Other liabilities	52	30	22	73%
Provisions	51	173	-122	-71%
Total current liabilities	5,259	5,519	-260	-5%
Deferred revenues	302	307	-5	-2%
Financial debt	116	115	1	1%
Salaries and social security payables	137	136	1	1%
Deferred income tax liabilities	203	210	-7	-3%
Income tax payables	13	13	0	0%
Other liabilities	71	72	-1	-1%
Provisions	839	782	57	7%
Total non-current liabilities	1,681	1,635	46	3%
TOTAL LIABILITIES	6,940	7,154	-214	-3%
Equity attributable to owners of the Parent	8,736	8,021	715	9%
Noncontrolling interest	139	144	-5	-3%
TOTAL EQUITY	8,875	8,165	710	9%
TOTAL LIABILITIES AND EQUITY	15,815	15,319	496	3%

2-    Consolidated Loans

	03/31/12	12/31/11	∆ $	∆ %
Banks and other financial Institutions	24	17	7	41%
Accrued interest	—	2	(2)	—
Total Current Loans	24	19	5	26%
Banks and other financial institutions	116	115	1	1%
Total Non Current Loans	116	115	1	1%
Total Loans	140	134	6	4%

Cash and cash equivalents	3,122	2,818	304	11%
Net Financial Position- Cash	2,982	2,684	298	11%

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2012

(In millions of Argentine pesos)

3-    Consolidated Income Statements

	03/31/12	03/31/11	∆ $	∆ %
Revenues	5,126	4,134	992	24%
Other income	5	15	(10)	-67%
Total Income	5,131	4,149	982	-43%
Consolidated Operating Costs	(4,098)	(3,191)	(907)	28%
Operating income	1,033	958	75	8%
Finance results, net	61	19	42	—
Net income before income tax expense	1,094	977	117	12%
Income tax expense	(386)	(337)	(49)	15%
Net income	708	640	68	11%

Attributable to:
Owners of the Parent	698	634	64	10%
Noncontrolling interest	10	6	4	67%

Operating income before D&A	1,648	1,436	212	15%
As % of Revenues	32%	35%	—	0%

	03/31/12	03/31/11	∆ $	∆ %
Finance Income and Expenses
Finance Income
Interest on cash equivalents	80	29	51	176%
Interest on receivables	19	15	4	27%
Foreign currency exchange gains	24	13	11	85%
Others	7	2	5	—
Total finance income	130	59	71	120%
Finance expenses
Interest on financial debt	(3)	(4)	1	-25%
Interest on taxes and accounts payable	(6)	(3)	(3)	100%
Interest on provisions	(26)	(12)	(14)	117%
Loss on discounting of other liabilities	(3)	(2)	(1)	50%
Foreign currency exchange losses	(30)	(17)	(13)	76%
Others	(1)	(2)	1	-50%
Total finance expenses	(69)	(40)	(29)	73%

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2012

(In millions of Argentine pesos)

4-    BREAKDOWN OF THE THE INCOME STATEMENTS

	03/31/12	03/31/11	∆ $	∆ %
Revenues from Sevices	4,697	3,795	902	24%
Fixed Services	1,403	1,223	180	15%
Voice	782	739	43	6%
Retail Voice
Monthly Charges	269	245	24	10%
Supplementary Services	299	279	20	7%
Others	39	39	—	0%
Wholesale
Interconnection	124	121	3	2%
Others	51	55	(4)	-7%
Data	163	135	28	21%
Internet	458	349	109	31%
Mobiles Sevices	3,294	2,572	722	28%
Telecom Personal	3,101	2,432	669	28%
Voice	1,502	1,323	179	14%
Retail Voice
Monthly Charges	497	384	113	29%
Supplementary Services	473	462	11	2%
Roaming	67	36	31	86%
Others	40	30	10	33%
Wholesale
Interconnection (CPP and TLRD)	373	348	25	7%
Roaming	46	57	(11)	-19%
Others	6	6	—	—
Data	1,323	956	367	38%
Internet	276	153	123	80%
Núcleo	193	140	53	38%
Voice	104	76	28	37%
Retail Voice
Monthly Charges	24	18	6	33%
Supplementary Services	57	40	17	43%
Roaming	2	2	—	0%
Others	3	2	1	50%
Wholesale
Interconexión (CPP y TLRD)	16	12	4	33%
Roaming	2	2	—	0%
Data	63	52	11	21%
Internet	26	12	14	117%
Revenues from equipment sales	429	339	90	27%
Fixed Services	18	28	(10)	-36%
Voice	12	9	3	33%
Data	5	18	(13)	-72%
Internet	1	1	—	0%
Mobiles Sevices	411	311	100	32%
Equipments (Personal)	405	303	102	34%
Equipments (Núcleo)	6	8	(2)	-25%
REVENUES	5,126	4,134	992	24%
OTHER INCOME	5	15	(10)	-67%
Fixed	4	9	(5)	-56%
Mobile	1	6	(5)	-83%
TOTAL INCOME	5,131	4,149	982	24%

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2012

(In millions of Argentine pesos)

5-    CONSOLIDATED INCOME STATEMENTS

	03/31/12	03/31/11	∆ $	∆ %
Revenues	5,126	4,134	992	24%
Other income	5	15	(10)	-67%
Total income	5,131	4,149	982	24%
Employee benefit expenses and severance payments	(677)	(526)	(151)	29%
Interconnection costs and other telecommunication charges	(408)	(364)	(44)	12%
Fees for services, maintenance and materials	(477)	(361)	(116)	32%
Taxes and fees with the Regulatory Authority	(462)	(361)	(101)	28%
Commissions	(449)	(341)	(108)	32%
Cost of equipments and handsets	(437)	(363)	(74)	20%
Advertising	(164)	(129)	(35)	27%
Provisions	(40)	(23)	(17)	74%
Bad debt expenses	(69)	(39)	(30)	77%
Other operating expenses	(300)	(206)	(94)	46%
Operating income before D&A	1,648	1,436	212	15%
D&A	(615)	(478)	(137)	29%
Operating income	1,033	958	75	8%
Finance results, net	130	59	71	120%
Costos financieros	(69)	(40)	(29)	73%
Net income before income tax expense	1,094	977	117	12%
Income tax expense	(386)	(337)	(49)	15%
Net Income	708	640	68	11%
Attributable to:
Owners of the Parent	698	634	64	10%
Noncontrolling interest	10	6	—	0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 7, 2012	By:	/s/ Enrique Garrido
Name: Enrique Garrido
Title: Chairman of the Board of Directors